Helen W. Brown phone: 543.5918 fax: 888.789.4123 email: hwbrown@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

May 16, 2013

Chad Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	HMS Income Fund, Inc. Registration Statement on Form N-2 Filed March 14, 2013 File No. 333-178548

On behalf of HMS Income Fund, Inc. (the “Fund”) and in connection with Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, as amended (File No. 333-178548) filed by the Fund on May 14, 2013, I am submitting this letter to supplement Comment 3 as reflected in the response letter submitted by John Good on behalf of the Fund to the staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on May 14, 2013 (the “Previous Letter”).

Comment 3 in the Previous Letter is supplemented to include the following language after the second sentence: “Please include disclosure to reflect the fact that the Fund will only reimburse its Advisers for fees waived if its operating expense ratio is equal to or less than our operating expense ratio at the time the corresponding fees were waived and if the annualized rate of its regular cash distributions to stockholders is equal to or greater than the annualized rate of our regular cash distributions to stockholders at the time the corresponding fees were waived.”

The Fund has included the requested disclosure on page 120 of the final prospectus filed pursuant to Rule 497(c) of the Securities Act of 1933, as filed by the Fund on May 16, 2013.

Should you have any questions, please contact me via phone at (901) 543-5918 or via email at hwbrown@bassberry.com.

Sincerely,

/s/ Helen W. Brown

Helen W. Brown